No Action

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 21, 2007

Margery K. Neale
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

Re: TD Asset Management USA Funds Inc.—TDAM Money Market Portfolio (File No. 811-09086)

Dear Ms. Neale:

Your letter of December 20, 2007 requests our assurance that we would not recommend that the Commission take any enforcement action under Section 17(a) of Investment Company Act of 1940 (the "Act"), or the rules thereunder, against TD Asset Management USA Funds Inc.—TDAM Money Market Fund Portfolio (the "Fund"), TD Asset Management USA Inc., the Fund's investment adviser (the "Adviser"), and the Adviser's affiliated persons (collectively with the Adviser, "TD"), if the TD purchases from the Fund certain Credit-Linked Trust Certificates issued by Corsair Trust 1-1020 (the "Certificates") at amortized cost (including any accrued and unpaid interest). You state that due to current conditions in the credit markets, including the illiquidity of certain types of instruments that have direct or indirect exposure to the residential mortgage market, including the Certificates, the current market value of the Certificates, as determined by an independent third party pricing agent, is less than their amortized cost value. You represent that the Fund's Board of Directors has determined that it would not be in the best interests of the Fund and its shareholders to dispose of the Certificates in the market because of the absence of liquidity in the market for the Certificates. You represent further that the Fund's Board of Directors has authorized the proposed transaction as being in the best interests of the Fund and its shareholders.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Section 17(a) of the Act, or the rules thereunder, if the Fund and the TD enter into the arrangement summarized above and more fully described in your letter.[1] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the issues presented.[2]

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1 This letter confirms oral no-action relief provided by the undersigned to Margery K. Neale on December 20, 2007.

2 "The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially

We have considered your request for confidential treatment of your letter and our response until December 31, 2007. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until December 31, 2007.

Very truly yours,

Dalia Osman Blass
Senior Counsel

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similar to those described in the underlying request for a no-action or interpretive letter." Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

ACT ____________
SECTION ____________
RULE ____________
PUBLIC AVAILABILITY ____________

December 20, 2007

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of TDAM Money Market Portfolio (the "Fund"), a series of TD Asset Management USA Funds Inc., an open-end management investment company (the "Company") registered under the Investment Company Act of 1940 (the "1940 Act"), TD Asset Management USA Inc., the Fund's investment adviser (the "Adviser"), and the Adviser's affiliated persons (collectively with the Adviser, "TD"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the 1940 Act, or the rules thereunder, if the Company and TD enter into the transaction described below.

The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities. Approximately 1.6% of the Fund's total assets as of December 14, 2007 consisted of certain Credit-Linked Trust Certificates (the "Security") issued by Corsair Trust I-1020 (cusip number: 22041AAA0). The principal amount of the Security is $300,000,000 and the final maturity date of the Security is September 5, 2008. The Security continues to constitute an "Eligible Security" as that term is defined in Rule 2a-7 under the 1940 Act.

Due to current conditions in the credit markets, including the illiquidity of certain types of instruments that have direct or indirect exposure to the residential mortgage market, including the Security, the current market value of the Security, as determined by an independent third party pricing agent, is less than its amortized cost value. The Adviser and the Company's Board of Directors continue to monitor

Confidential Treatment Requested

the extent of the deviation between the net asset value per share of the Fund determined using amortized cost and market value.

The Adviser has determined that it would be advisable to sell the Security. However, because of the absence of liquidity in the market for the Security, the Adviser believes, and based on information provided by the Adviser, the Company's Board of Directors has determined, that it would not be in the best interests of the Fund and its shareholders to dispose of the Security in the market. Nonetheless, subject to obtaining the no-action assurance requested in this letter, TD is prepared to purchase the Security in its entirety from the Fund for cash at the Security's amortized cost (including accrued and unpaid interest). The Company's Board of Directors has authorized the proposed transaction as being in the best interests of the Fund and its shareholders.

The Adviser is an "affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act, and any affiliate that will purchase the Security is an "affiliated person" of an "affiliated person" of the Fund. As a result, the purchase of the Security by TD under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company. The proposed purchase of the Security from the Fund would satisfy the requirements of Rule 17a-9 under the 1940 Act except that the Security continues to constitute an Eligible Security.

The Company and TD believe that it would be in the best interest of the Fund's shareholders if TD is allowed to purchase the Security from the Fund as described above. On behalf of the Company and TD, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Company or TD under Section 17(a) of the 1940 Act, or the rules thereunder, if TD purchases the Security from the Fund at its amortized cost (including accrued and unpaid interest).

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of the Fund and TD that this request and the response be accorded confidential treatment until December 31, 2007 or such earlier date as the Division staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Fund and TD for the reason that certain of the facts set forth in the letter have not been made public and premature disclosure might adversely affect TD.

If you have any questions or other communications concerning this matter, please call the undersigned at (212) 728-8297.

Very truly yours,

Margery K. Neale

Margery K. Neale

cc: Robert M. Kurucza, Esq.

END

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